Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a Significant Contract Win to Provide Its Proprietary
Distributed Control System for 2×1000MW Ultra-Supercritical Coal Fire Power Generating Units

BEIJING, Mar 24, 2015 /PRNewswire/ -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it has won the contract to provide its proprietary Distributed Control System ("DCS") for 2×1000MW ultra-supercritical thermal power generating units to Datang Sanmenxia Power Plant. The units are expected to be operated around September 2016.

The 2×1000MW ultra-supercritical thermal power generating units of Datang Sanmenxia Power Plant is a key project in Henan Province, which is funded and constructed by China Datang Corporation. In this project, Hollysys' DCS will control more than 25,000 points and the ProfiBus will control over 4,500 distributed devices for the two GW level generating units. In addition, the HAMS (HolliAS Asset Management System) perform as a central platform which is easy to integrate other systems such as SIS, ERP, and MES.

Hollysys' management commented: "We feel honored and pleasant of this contract win, which reflects the customer’s recognition of our leading technology, superior solution, and high quality products and service. This is another GW level ultra-supercritical power plant DCS contract win by Hollysys, which strengthened our high-end market position. Going forward, we will continue to penetrate the high-end market of power industry and other industries, strengthen customer service, expand market share horizontally and total solution supply vertically, promote our long term DCS business growth, and create value for our customers and shareholders.”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com